UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813  10  2

(CUSIP Number)

Lance Tucker, 11411 Park Road, Anchorage, KY  40223, (502)253-4347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John H. Schnatter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,974,070

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,967,685

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,974,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%

14.	Type of Reporting Person (See Instructions)

Item 1.	Security and Issuer
See cover page.

Item 2.	Identity and Background

(a)   John H. Schnatter

(b)   11411 Park Road, Anchorage, KY  40223

(c)   On December 4, 2008, John H. Schnatter was named Interim Chief Executive Officer of Papa John’s International, Inc.

(d)   During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)   During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgments, decrees or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Schnatter is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
No change from amendment 23.

Item 4.	Purpose of Transaction

This filing is being made to update holdings and percentages previously disclosed.

On August 1, 2008, Mr. Schnatter made two gifts of Common Stock totaling 19,431 shares.

From August 7 through August 18, 2008 Mr. Schnatter sold 441,673 shares of Common Stock at an average price of $28.15 per share in open market transactions under Rule 144 of the Act.

On November 4, 2008, Mr. Schnatter made a gift of 37,000 shares of Common Stock.

On December 18, 2008, Mr. Schnatter made a gift of 11,000 shares of Common Stock.

Subsequent to these transactions, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 5,974,070 shares of Common Stock, as follows: 4,400,476 shares owned directly; 1,268,052 owned by The JHS Family Limited Partnership; 210,542 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing; and 95,000 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest.

By virtue of his stock ownership, and his position as Founder Chairman of the Board of the Company and Interim Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5.	Interest in Securities of the Issuer

(a)   5,974,070 (21.2%)

(b)   Sole voting power: 5,974,070

Shared voting power: 0

Sole dispositive power: 5,967,685

Shared dispositive power: 0

(c)   Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No changes from Amendment 23.

Item 7.	Material to be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009
Date
/s/ John H. Schnatter
Signature
John H. Schnatter
Name/Title